Filed by Tellabs, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
SEC File No.: 333-116794

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission a Registration Statement on SEC Form S-4 (File No. 333-116794) which contains a Preliminary Joint Proxy Statement/Prospectus. Tellabs, Inc. and Advanced Fibre Communications, Inc. expect to mail a Definitive Joint Proxy Statement/Prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Tellabs, Inc. and Advanced Fibre Communications, Inc., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Tellabs, Inc. and Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Definitive Joint Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.’s 2004 annual meeting of stockholders. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the definitive joint proxy statement/prospectus when it becomes available.

The following is a transcript from the Tellabs presentation at the William Blair & Company 24th Annual Growth Stock Conference on June 23, 2004.

Tellabs

Moderator: Good afternoon. Why don’t we get started. I’d first like to thank everyone for joining us this week at our Twenty-Fourth Annual Growth Stock Conference. My name is [Ashesh Kolie], and I have been responsible for helping cover Tellabs for the last 3 years.

Before we begin I’m required to inform you that you may view a complete list of research disclosures or potential conflicts of interest on our website at www.williamblair.com. Tellabs provides innovative band-width management solutions to help carriers around the world move information more efficiently and effectively. Since the early 1980s the Company has been a crucial supplier of wireline and wireless infrastructure to major telecom service providers. I was just talking to Tim, and I was just mentioning to him that, I guess, change has been the operative word at Tellabs over the last 6 months. The first of which is the Company’s return to profitability, which has been led primarily by an improvement in demand for its core TITAN 5500 Digital Cross-Connect.

Secondly, the Company has named Krish Prabhu, a well respected industry veteran as its new CEO. And lastly, the Company used its healthy balance sheet to acquire advance fiber to broaden its addressable market. To talk about some of these events in greater detail we are delighted to have Tim Wiggins, the Company’s CFO, along with Tom Scottino, who is Director of Investor Relations. Immediately following this presentation, we’ll have a breakout session in Section 3 of the Four Seasons Restaurant. Thank you.

Tom Scottino: Good afternoon, folks. I’m Tom Scottino. As [Ashesh] told you, we announced the acquisition of AFC probably about a month ago. As you might imagine that we also have our own disclaimers that we have to provide for you. And the disclaimer that I’m going to give you is really all around that. So, the first thing I’d say is that this presentation may contain forward-looking statements. Such statements should be viewed in the context of the risk factors articulated in Tellabs most recent SEC filings. This presentation includes GAAP and non-GAAP financial measures; a complete reconciliation of such measures can be found at our Tellabs.com website.

For the heavy-duty stuff now. This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. plans to file with the Securities and Exchange Commission a registration statement on SEC Form S4. And Tellabs, and Advanced Fibre Communications, Inc. expect to mail a joint proxy statement prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. We urge investors and security holders to read the joint proxy statement prospectus, and any other relevant documents to be filed with the SEC because they will contain important information.

Investors and security holders will be able to obtain the documents free of charge at the SEC’s website; that’s www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations department, at 1415 West Deal Road, Naperville, Ill. 60563. The telephone there is 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, at 1465 North McDowell Blvd., Petaluma, CA, 94954, telephone 707-792-3500. Interests of certain persons in the merger. Tellabs, Inc. and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. in connection with the merger.

The directors and executive officers of Tellabs, Inc. have interest in the merger, some of which may be different from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. generally. Those interests will be described in greater detail in the joint proxy statement prospectus with respect to the merger. Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.‘s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement prospectus when it becomes available. Thank you. And, without any further adieu, I’ll bring on our Executive Vice Presidents and CFO, Tim Wiggins.

Tim Wiggins: Thank you, Tom. Good afternoon. Is there any time left [Ashesh]? After all those introductions? We’ll take questions now. Okay. Let’s get off of this page. What a difference a year makes. For those of you that don’t know me, I’ve been with Tellabs just a little over a year. And what I’d like to do today is help you understand where has the business come from in the recent past? What are we thinking about strategically? Where are we going with the business? And then, interestingly, we have an acquisition we want to talk about that’s resulted from that process to give you a little sense of what we’re thinking about with AFC.

Well, a year ago, Tom was pointing out that, but for a day, I would have joined on April Fool’s Day. So we have yet to figure out whether I’m the fool or Tellabs. But, what happened a year ago, I got on board and looked at the numbers and found that we were going to miss revenues, the Street expectation. To my horror, you know, we were preparing for a $43 million loss. First thing I needed to do was figure out how I could do without 1 and 4 of my finance staff and the IT folks. We were looking at outsourcing our manufacturing operation. We were in the process of resetting our budget. But probably most importantly we weren’t sure where the bottom of the market was. We had seen deterioration in our revenues for a period of time. So the scariest thing was: we go through all this, have we found the bottom, have we reset the business where it should be?

Where are we now? Well, the good news is, we’ve seen renewed strength in our core products, which is very important for us in terms of profitability and revenue growth. Particularly in our 5500 or TITAN product where we’re seeing real strength in the wireless sector at the moment, but hope to see a rise from the general economy-lifting enterprise spending in T1 line growth, which is very helpful. We have a growing and profitable business today. We’ve reduced our OpEx run rate almost $80 million on an annual basis and you’ll see continued focus from Tellabs in this area. We’ve seen a $40+ million improvement in our margins, about 4 points on, roughly, $1 billion by outsourcing. There’s more, I think, savings there. We’re early days in the outsourcing. We’ll continue to drive that. We’ve talked about, potentially, at least another point of improvement.

We entered the IP/MLS multi-service edge space with an acquisition of Vivace about a year ago. We’re seeing traction in that product line. We’re almost ready to enter the Metro Ethernet space with an 8600 product; again, an IP-based product that we’ve been developing in Finland for about 2 years. We’re very excited about that. We appointed a new CEO, Krish Prabhu, who has been with us a little over 100 days. Three new board members have also come on since I joined. Probably as exciting, we saw our revenue up quarter-on-quarter 19%. We’ve given some guidance for the second quarter that would see a similar kind of increase. And we’ve had the magic of rising volume, improving margins and reduced costs, produce a $62 million turn-around last year to the first quarter. So, roughly, from a $43 million loss to around a $20 million profit.

Through all this process we’ve been cash flow positive and increased our cash by over $170 million. And that’s after spending $130 million on an acquisition. And just recently we’ve announced the acquisition of Advanced Fibre AFC and I’ll talk about that a little later. Well — also — I think some other folks have noticed the change. This is a couple of pictures of how the world viewed us from an analyst standpoint, April last year, and right now. And you can see from the charts that we’ve moved some folks out of the cellar in terms of the sell. And convinced even some folks that it makes good sense to be holding Tellab shares. So you can see that we’ve got some more work in this area, but I think people are beginning to realize that there’s something going on here that’s very good.

Let me show you a couple of the reasons why. This is a chart of our non-GAAP gross margin, gross profit. And we’ve noted along the bottom what the GAAP were, which include a number that restructures that we were doing throughout last year. The interesting thing I like to point out about this chart is that early in the year we were at 43% gross margin. And I’ve mentioned to our board of directors that, had I come with this chart and showed them this classic hockey-stick improvement, I said there had been two fundamental problems with that. First problem is: you wouldn’t have believed it. And secondly, I wouldn’t have believe it either. This is a profound improvement in margin. Where did it come from? Cost reductions, outsourcing, and probably as important, mix change. We’re selling more of our products that have higher than our average gross margin, like the 5500 I mentioned earlier.

Well, we’ve been working on expenses, as I’ve mentioned. This is where we got the almost $80 million of run rate out. What drives our operating expenses R&D, sales and marketing G&A. So certainly headcount has been an important mix here. But there have been a lot of other activities. And, even though we’re seeing revenue increases year-on-year, this is an area that Krish Prabhu has us very keenly focused on. And we’ve given guidance that we expect this to stay flat in Q2 with Q1 of this year. And we’re hoping that we can drive it down even in the light of lifting revenues. Well, when you can get margins and volume up and expenses down you could move the needle on EPS, and that’s what you see here. I think it’s a trend that we hope to continue and I expect to see continue.

That’s a bit about where we’ve been financially. But we’ve also been working on strategies for growth. Where do we take the business? How do we overcome some of the concerns that people have about Tellabs and the nature of our products being legacy and the like? And we came up with really 3 ways to think about it. First is we want to energize our core products. I’ll talk about why we think that’s a good idea in a moment. We see a lot of activity around data. So we’ve got the strategy to set the standard in data, carrier class standard. And then the third area was to look — if you think about a compass that’s 360 degrees around — you’ll look right and left, a little bit of North, which would be our core space, and say, you know, what else can we do to leverage our channel, our know-how, and our customer relationships? And that’s the strategy we came up with to expand into adjacent markets.

While the first one, and probably the most important in terms of our near-term profitability, is what can we do to energize the core? As opposed to backing away from it. I think there are a lot of people that thought that the core didn’t have any life. And, in fact, I’m told, not being long in the telecom space that people have really been writing the obituary for our core business for 5-6-7 years. I’m here to say that we see a lot of strength in the core. That while we see movement on the part of our customers to more of this data environment, we see that as evolutionary rather than revolutionary. We think it’s going to take quite a long period of time. And so, what does that mean to us? We should invest in these core products because we have market position there. The pricing is better. The competition is less.

So we’re doing some things to enhance these products to allow our customers to offer some of these new data services over their existing platform. Actually, for us, being in a CapEx constrained environment, it’s positive. I think, if money were no object, maybe some of our key customers would go out and buy these new networks and try some of this new technology. But, they’re in a mode of sweating the assets — how do I make what I have perform? How do I not go in with a forklift and lift it up. I’m told that no one likes to pull the equipment out. It’s very messy from a technical standpoint. So we’re trying everything we can come up with to say: these products are position, they’re strategic, they’re important, and they can help you do what you want to do in the most cost-effective way. And so adding things like Ethernet capability is very important and we’re working hard on that.

Set the standard in data, you know, we have this relationship, or relationships. We know how to work with our large customers. We know how to move information through their network. So that’s what we were thinking about when we went out and did the Vivace transaction, this IP/MPLS, the converged network platform. And so we’re working hard on that and we’re seeing the revenue lift, albeit slowly. But we also have over 30 trials underway for both our 88 and 8600 products. We have our 8800 product in 2-tier ones. One in Japan, one here in the States. And we’re in a number of trials that we hope will lead to further penetration. While we have SUPERCOMM going on, Tom and I have spent a number of hours meeting with folks over the last couple of days and we thought we’d bring a little SUPERCOMM over here. This is our booth. And what you’ll find is that the things that I’ve been talking about are the things that we’re focusing.

There are 4 kiosks in our booth. But they turn on Ethernet service creation, multi-service networks and the like. So we’re pushing these same themes but doing it in a way that — I think you can see on the top — it says: smooth shifting to IP. So what we’re saying is our value proposition is, we know the customer, we know how they do business, we know their networks. And we’re one way to move through this process without creating a lot of disruption to you, and your customers, and your technical people. Very good reception, so far, at SUPERCOMM on that theme.

The third leg of the strategy, or the third triangle was this idea of expanding into adjacent markets. And I didn’t mention when I had the three triangles up earlier that we have areas of overlap and what we have decided strategically is, where these three strategies overlap with one another or where there is synergy that is where we get the most value. So when we think about expanding into adjacent markets its markets where we can add some kind of a value, it is close to what we understand. We looked very extensively and came up with AFC and it is not really coming up with it we’ve known the company for quite a while. In fact, our cable span product today sits on one of their platforms. So we’ve known them really — fact I think we’re an early investor. So we thought a lot about it we had started these conversations over a year ago. Krish Prabhu our new CEO, has extensive experience in the access space with Alcatel, so when he got on board he had a chance to revisit what we’re doing here, and is very positive about the transaction. So we bring his expertise to the picture as well.

So the idea here is that we see spending going on in the networks in the areas of, data; and in this area of access and we think this is an outstanding transaction. In fact, I’m going to cover that here in a minute and give you a sense as to why we feel so strongly about it. Well interestingly, there has been a lot of ink spilled about excess capacity in the equipment space, the spire space, you know is there going to be consolidation, how is it going to happen. People talk about our customers wanting to do a deal with fewer vendors, vendors that have more mass and are more strategic. So we have come up with some ways to think about this transaction and how to communicate it, and you can see across the bottom some of our ideas. I’m going to go through those one by one and touch on them.

Let’s start with creating a compelling tier one equipment vendor. Tellabs has a long standing presence in the space, size, and tremendous balance sheet, AFC has the same thing. So when we put these two together we are putting together leadership, and bandwidth management at Tellabs, with leadership in the access space with AFC and when we put the two businesses together we believe we have significant mass, certainly a great balance sheet, and great relationships with our customers. I think it also helps position Tellabs to be more where the money is going to be spent, to be more strategic if you will.

We are working on creating a better, broad, end-to-end solution, so the idea is to put a best of breed, and access and transport, along with data and then we try to work with this with an umbrella network management system. So you don’t necessarily have to have the boxes touching up and down the chain, but you have to have them able to talk to one another. The reason that is important is that it allows our customers to save on [affex] and supervision more readily.

One of the things that I found very interesting when Krish joined us, is that he would start talking about a network upgrade cycle, and a number of people in the space had been burned about talking about upgrade cycles and I wasn’t really hearing a lot about that. But his view is that; yes in deed over the next four to five years there is going to be an upgrade cycle. We’re not exactly sure about where the money is going to go, we don’t think our customers are sure. White gets a lot of attention, fibre to the premise gets a lot of attention, Ethernet is another area of focus, and also this [MPLS] or converged network. I think the idea is that we want to be positioned to play in any of these. We know the spending is going to happen because we have this demand coming up from the changing nature of communications. Years ago communications were kind of land based, entity based. Today it’s more personalized, phones, and pagers, and PDA’s and the like. So we are seeing a basic change and a demand for services in order to fulfill these services, we’re going to see the spending to accommodate that. So the idea is that we’re a tier one player, we’re a smaller tier one player that doesn’t have some of the distractions that some of the larger carriers in terms of; balance sheet, accounting problems, or whatever it is. The idea is to be nimble and be able to react to wherever the spending is. We are not playing in VOIP at the moment, directly, but in FTTP, Ethernet, and MPLS, we will be as a combined company.

Well that all makes sense but why put the two businesses together, is there some compelling reason as investors if I like AFC I can buy AFC, if I like Tellabs I can buy Tellabs, what’s the deal of putting them together? The idea is we would like to and we think we can accelerate the revenue growth beyond what the two companies can do individually. For example, think about Tellabs playing in the transport space, think of that as our sandbox if you will. We look at our opportunities for growth and we rate our R&D spending say one to five, based on that space. AFC on the other hand sits in a different space and when we put the two businesses together we may decide that our spending priority number five that was in transport, doesn’t make sense there anymore we would prefer to put it over in fibre. Or build on the Marconi recent acquisition of AFC, Marconi’s North American access business, and reinvest in that business. So the idea is that I think we can give AFC who is a newer company, who is a smaller company, resource in terms of manpower, customer relationships, and probably some P&L air cover where we could invest in some of their growth opportunities that I think at this point are probably higher than some of the growth that we have in our core transport space. What are those areas, well certainly the fibre to the premise is a key one.

Of course at Tellabs we have been working on growth in the data space in addition to accelerating our core. Well the other thing that we do and are looking forward to in the acquisition is focus on profitability, cost synergies, get rid of duplicate public company costs. I ran into the AFC guys heading into SUPERCOMM and we we’re talking about our investor lunch yesterday, and they said “well when you go to talk about synergies, just tell them to take a look at our booth over here at SUPERCOMM, and think about two of them, and he said there’s a $500,000 that goes away right off the bat”. We don’t need two booths at SUPERCOMM when you’re a company, we don’t need two auditors, we don’t need all the external financial reporting, and the like. So the idea is how do we leverage the costs, and reduce the costs looking at supply chain, and G&A areas of finance and the like, you get the picture. But the idea is we are putting these two businesses together to make more money, to create more value.

Some elements of the deal quickly, it’s a stock and cash deal we have a fixed exchange ratio of 1.55 Tellab shares for each AFC share, plus $7 of cash. It just so happens that the cash component when you multiply this out is around $600 million, and that’s about how much cash AFC has on its balance sheet. So when we are all done the $1.2 billion we have of cash at Tellabs will still be here and in fact AFC has a potential to receive another couple of hundred million dollars on a hedge transaction, depending upon how a tax ruling comes out. So it’s possible that we might have as much as a $1.4 billion of cash, plus a strong cash flow coming out of Tellabs, and strong cash flow coming out of AFC. In the end Tellabs shareholders will hold about 75% of the combined company. We see the transactions as being accretive to the ‘05 street estimates for Tellabs. When you consider it on a per share basis excluding the deal cost, the amortization and tangibles, the preferred stock comp and other purchase accounting adjustments; there is an unusual tax implication to transaction that we have talked a bit about. Today Tellabs, because of its restructuring losses has a tax loss carry forward and therefore our book tax expense is below the statutory rate because our North American income is all shielded from both cash and book taxes under the transaction it’s likely that while our tax cash won’t change, our box tax will probably go back closer to the statutory rate. There is a lot of stuff on our web site if your interested, or in the breakout session I could talk about that sometime, still I’m blue in the face — it’s confusing. Combined company will be called Tellabs, traded under the Tellabs symbol.

What are we up to now? We have filed a Hart-Scott-Rodino earlier this week. Hopefully the S4 registration will go off today then we need to get regulatory approval, get it to the SEC and get shareholder approval from both shareholder groups. What does all that mean? It means we are targeting a closing the beginning of September, hopefully, it could be a little earlier or a little later, depending on how all those processes run through the system.

Some key financial data, if you put the company’s together in 03 we would have had about a billion and a half of revenue before synergies, we would have had a billion 4 of cash and over 4,100 employees including about a thousand overseas. So, a very substantial company.

Leadership, Mike Birck has been the CEO of Tellabs for 29 years. Mike has very deep industry experience and will continue in the Chairmen roll. Krish Prabhu, 25 years experience, technical, PhD come up through the development side, ran Alcatel North American businesses their CEO and then COO of their telecom business world wide, a very sophisticated guy, he is brilliant. A very good guy to work for. And then we have John Schofield, who is the CEO at AFC, who is going to be the Chief Operating Officer for the combined business. We’ll also get three board members from AFC. Three including John Schofield added to the Tellabs board, and will continue to be head-quartered in Naperville, Illinois. We were out at AFC, who are in Petaluma, which is very close to Napa Valley and the whole line area, and we caught a couple of our guys calling our headquarters area napperville. We had to crack them on that. It’s not napperville. Both, our R&D centers in Illinois, California, Virginia, Florida, Texas, Denmark, Finland. The Petaluma office will be a focus for our access business post-close. 41 sales offices, 29 countries. So, to kind of put it in a couple of nutshells, certainly one of the key things in this space, with all that’s going on around us, is that we want to be more relevant to our key customers, both in terms of size, being an important supplier, being a strategic supplier. We want to leverage our market position, our channel. AFC has very little exposure to the international. We have tremendous channel internationally. They also have a lot of exposure to the independent carriers here in the U.S., and we’ll use some of that to sell our products. The whole purpose of this thing is to help our customers leverage their investment in our products. We’ll help them migrate from a circuit base to a packet based world and increase our presence ultimately in those networks. Moving ahead, we see positive momentum in our core business. We hope and expect that to see that continue. Working hard on setting a standard in data where we see a lot of spend. Then we’re looking to get into the access space in a very profound way through this acquisition of AFC. There you have it. How are we doing on time? Do we have time for a couple of questions?

Moderator: We have time for one question.

Tom Scottino: One question.

Audience Member: Compare the technology in Europe technical markets with the U.S.

Tom Scottino: The question was compare the differences in technology in Europe versus the U.S. Both the technology and the buying patterns in markets are quite different. In the U.S. we have different standards than we use in Europe for the transport. Access is different as well. But there are some similarities. I think the interesting area that Krish Prabhu is quite excited about is this whole fiber. One interesting thing about fiber and fiber to the premise or to the curb or where ever, is that people say “is this really going to happen?” “Is this a head fake?” “Does this have to do with regulatory relief?” One of the interesting things I’ve heard recently is that fiber makes sense to replace or to use to replace the aging copper infrastructure. So there’s about 3% of the basic infrastructure that gets replaced every year, and now people are saying hey, if we’re going to go in there and tear-out the old copper infrastructure, it’s just as good to put the fiber in, and then we have all this major band width. So we have that going on in the states, but we also have a lot of interest in fiber as well internationally. And, the other reason, I guess, the fiber, in addition to all the band width is very interesting to our customers is it’s cheaper, it’s passive in many cases. You don’t have moving parts. You’re sending light down a piece of glass and you don’t have to have a lot of things to keep it going. While there’s lots of differences, I think as we go forward our data products are very similar worldwide. I think the fiber products will be very similar worldwide, and I think there are still places in the world where some of the older technology plays very well because it’s cost competitive. Great. Thank you all for coming.

End of Transcript

NOTICE TO INVESTORS, PROSPECTIVE INVESTORS AND THE INVESTMENT COMMUNITY--
CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
Statements in this transcript regarding the proposed merger of Tellabs, Inc. and Advanced Fibre Communications, Inc. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are “forward-looking statements.” Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause either company’s actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Either company’s actual future results could differ materially from those predicted in such forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statement and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this transcript are premised include: (a) receipt of regulatory and stockholder approvals without unexpected delays or conditions; (b) timely implementations and execution of merger integration plans; (c) retention of customers and critical employees; (d) economic changes impacting the telecommunications industry; (e) successfully leveraging Tellabs/Advanced Fibre Communications’ comprehensive product offering to the combined customer base; (f) the financial condition of telecommunication service providers and equipment vendors, including any impact of bankruptcies; (g) the impact of customer and vendor consolidation; (h) successfully introducing new technologies and products ahead of competitors; (i) successful management of any impact from slowing economic conditions or customer demand; and (j) protection and access to intellectual property, patents and technology. In addition, the ability of Tellabs/Advanced Fibre Communications to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of Tellabs/Advanced Fibre Communications, and other risks and uncertainties described from time to time in Tellabs/Advanced Fibre Communications’ public filings with the Securities and Exchange Commission. Tellabs and Advanced Fibre Communications disclaim any intention or obligation to update or revise any forward-looking statements.